SOL BOARD INC. dba GOLFBOARD, INC.
Income Statement
Years Ended 2014 and 2015

	Jan - Dec 2014	Jan - Dec 2015
NET SALES	$ 859,876	$ 3,321,382
COST OF SALES	$ 1,201,939	$ 3,239,998
GROSS PROFIT	$ (342,063)	$ 81,384
OPERATING EXPENSES		
Salaries, wages & benefits	$ 399,704	$ 842,321
Sales and marketing costs	$ 76,300	$ 204,097
Insurance costs	$ 65,522	$ 77,282
Product Development	$ 254,049	$ 34,073
General & other administrative expenses	$ 239,287	$ 228,874
TOTAL OPERATING EXPENSES	$ 1,034,862	$ 1,386,648
EARNINGS BEFORE TAXES, DEPRECIATION AND AMORTIZATION	$ (1,376,925)	$ (1,305,264)
Interest Expense	$ 55,773	$ 233,590
		$ 12,036
NET LOSS	$ (1,432,698)	$ (1,550,890)